Exhibit (a)(5)(B)

March 17, 2004

To Our Stockholders:

     As described in the enclosed materials, The Toro Company is offering to purchase up to 2,500,000 shares of its common stock, or such lesser number of shares as are properly tendered.

     The price paid by Toro will not be greater than $60.00 nor less than $56.50 per share, net to the seller in cash, without interest. Toro is conducting the offer through a procedure commonly referred to as a “Dutch auction” tender. This procedure allows you to select the price within the $56.50 to $60.00 price range at which you are willing to sell your shares to Toro. Alternatively, this procedure allows you to sell all or a portion of your shares to Toro at the purchase price to be determined by Toro in accordance with the terms of the tender offer. Choosing the latter alternative could result in your receipt of a price per share as low as $56.50. All shares that Toro purchases under the tender offer will be purchased at the same price. A tender of shares will include a tender of the associated preferred stock purchase rights. Toro will not pay any separate consideration for the preferred stock purchase rights. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer, including the odd lot, proration and conditional tender provisions.

     Based upon the number of shares tendered and the prices specified by the tendering stockholders, Toro will determine the lowest single price (the “Purchase Price”) within the $56.50 to $60.00 range that will allow it to buy 2,500,000 shares, or such fewer number of shares as are properly tendered. Toro will pay tendering stockholders the Purchase Price in cash, for all of the shares that are properly tendered at or below the Purchase Price, subject to possible proration and the provisions relating to the tender of odd lots and conditional tenders described in the enclosed offer to purchase. Any stockholder whose shares are properly tendered directly to Wells Fargo Bank, N.A., the depositary in the tender offer, and thereafter purchased by Toro pursuant to the tender offer, will receive the net aggregate Purchase Price in cash, without interest, as promptly as practicable after the expiration of the tender offer, thus avoiding the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs apply. Stockholders that own fewer than 100 shares should note that the tender offer represents an opportunity for them to sell their shares without reduction for any odd lot discounts. Tendered shares that Toro does not purchase will be returned to the tendering stockholder as promptly as practicable.

     If you do not wish to participate in the tender offer, you do not need to take any action.

     We explain the terms and conditions of the tender offer in detail in the enclosed offer to purchase and the related letter of transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. If you want to tender your shares, we explain the necessary steps in detail in the enclosed materials.

     The Board of Directors of Toro has approved the tender offer. However, neither Toro nor its Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you wish to tender your shares. The directors and executive officers of Toro have advised Toro that they do not intend to tender any shares in the tender offer.

     The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, April 14, 2004, unless Toro extends the tender offer. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Morrow & Co., Inc., the information agent for the tender offer, at (800) 607-0088, or Banc of America Securities LLC, the dealer manager for the tender offer, at (212) 583-8564 (call collect) or (888) 583-8900, extension 8564.

Sincerely,

Kendrick B. Melrose
Chairman of the Board and Chief Executive Officer